UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Perfumania Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

71376c 10 0
(CUSIP Number)

Matthew C. Dallett
Edwards Wildman Palmer LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Glenn H. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,979,887
8. Shared Voting Power 133,333
9. Sole Dispositive Power 3,979,887
10. Shared Dispositive Power 133,333
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,113,220
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 26.15%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Stephen L. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,021,132
8. Shared Voting Power 0
9. Sole Dispositive Power 3,021,132
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,132
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 18.91%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Lillian Ruth Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 133,333
9. Sole Dispositive Power 0
10. Shared Dispositive Power 133,333
11. Aggregate Amount Beneficially Owned by Each Reporting Person 133,333
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.87%
14. Type of Reporting Person (See Instructions) IN

Introductory Note
This Amendment No. 20 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Perfumania Holdings, Inc. (the “Issuer”). Except as amended hereby, the Schedule 13D remains effective.
Item 2.    Identity and Background
Item 2 of the Schedule 13D is amended to add the following:
This statement is also being filed by Lillian Ruth Nussdorf, who is a member of a group with Glenn H. Nussdorf with respect to the shares of Common Stock issued to her in the Merger described in Item 4.
Ms. Nussdorf’s address is c/o Glenn H. Nussdorf, 14 E. 81st Street, New York, NY 10028. She is retired. Ms. Nussdorf has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.
Item 3.    Source and Amount of Funds or Other Consideration
The shares of Parlux common stock owned by Mr. Nussdorf and Ms. Nussdorf for which the shares of the Issuer’s Common Stock were exchanged were purchased with personal funds.
Item 4.    Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On April 18, 2012, the Issuer completed its acquisition of all of the outstanding shares of Parlux common stock pursuant to the December 23, 2011 Agreement and Plan of Merger. The Issuer issued an aggregate of 6,014,128 shares of Common Stock and paid an aggregate of approximately $62.1 million in cash to the former Parlux shareholders in exchange for the cancellation of their shares of Parlux common stock, and concurrently issued an additional 300,000 shares of Common Stock in a commercial transaction.
The new shares included 959,473 shares issued to Glenn H. Nussdorf in exchange for the cancellation of 1,799,013 shares of Parlux common stock and 133,333 shares issued to Lillian Ruth Nussdorf in exchange for the cancellation of 250,000 shares of Parlux common stock.
As further described in Item 6 below, on April 18, 2012, the Issuer’s subsidiary, Model Reorg Acquisition LLC, borrowed a total of $30 million from the Nussdorf Trusts, which it distributed to the Issuer to finance a portion of the cash consideration paid in the Merger.
Ms. Nussdorf may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer.
Item 5.    Interest in Securities of the Issuer
Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended in their entirety to read as follows:
Glenn H. Nussdorf owns 3,536,130 shares, and Stephen L. Nussdorf owns 2,327,375 shares, of the outstanding shares of Common Stock, each with sole voting and dispositive power. (Stephen L. Nussdorf holds 581,931 of his shares in a joint account with his wife.) Lillian Ruth Nussdorf owns 133,333 shares of Common Stock. Each of Glenn H. Nussdorf, Stephen L. Nussdorf and Lillian Ruth Nussdorf disclaims beneficial ownership of the shares owned by the others, except that Glenn H. Nussdorf and Lillian Ruth Nussdorf share voting and dispositive power with respect to the 133,333 shares owned by Ms. Nussdorf.
Glenn H. Nussdorf and Stephen L. Nussdorf also each owns, with sole voting and dispositive power, Warrants to purchase 443,757 shares of Common Stock. Each disclaims beneficial ownership of the Warrants and shares underlying the Warrants held by the other. Stephen Nussdorf also owns, with sole voting and dispositive power, options to purchase 250,000 shares of Common Stock.
Giving effect to the exercise of the options and/or Warrants held by each of Glenn H. Nussdorf and Stephen L. Nussdorf but not the exercise of any outstanding options or Warrants held by others, Glenn H. Nussdorf and Stephen L. Nussdorf beneficially own 4,113,220 shares (26.15%) and 3,021,132 shares (18.91%), respectively, of the Common Stock. Lillian Ruth Nussdorf beneficially owns 133,333 shares (0.87%) of the Common Stock. The foregoing percentages are based on 15,285,046 shares of Common Stock outstanding, which reflects the issuance of 6,314,128 shares in, and in connection with, the Merger in addition to the 8,970,918 shares reported as outstanding as of April 13, 2012 in the Issuer’s Form 10-K filed on April 17, 2012.
(c) On April 18, 2012, the Issuer issued 959,473 shares to Glenn H. Nussdorf in exchange for the cancellation of 1,799,013 shares of Parlux common stock and 133,333 shares to Lillian Ruth Nussdorf in exchange for the cancellation of 250,000 shares of Parlux common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following:
At the closing of the Merger, Model Reorg Acquisition LLC issued Second Amended and Restated Subordinated Promissory Notes to each of the Trust Under Article 2 of the Trust Agreement Dated November 1, 1998 With Glenn Nussdorf as Grantor, the Glenn Nussdorf 15 Year Grantor Retained Annuity Trust dated 11/2/98, the Trust Under Article 2 of the Trust Agreement Dated November 1, 1998 With Stephen Nussdorf as Grantor, and the Stephen Nussdorf 15 Year Grantor Retained Annuity Trust dated 11/2/98. These Promissory Notes reflect (for each of the two Glenn Nussdorf trusts and the two Stephen Nussdorf trusts, respectively) the $18,455,231 principal amount previously outstanding plus the $10 million in new loans made by the Glenn Nussdorf trusts and the Stephen Nussdorf trusts, respectively. The Promissory Notes provide for payment of the principal in full on April 30, 2015 and payments of interest in quarterly installments commencing on April 18, 2012 at the then current senior debt rate under the Issuer’s existing senior, secured revolving credit facility plus 2% per annum. They are subordinated to the Issuer’s senior credit facility on the same basis as the previous indebtedness to the Nussdorf Trusts pursuant to an Amended and Restated Subordination Agreement dated as of April 18, 2012. The foregoing description of the Promissory Notes is subject to, and qualified in its entirety by, the full text of each Promissory Note, the form of which is filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on April 19, 2012, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following:

1.
Form of Second Amended and Restated Subordinated Promissory Note, dated as of April 18, 2012, issued by Model Reorg Acquisition LLC for the benefit of each of the Trust Under Article 2 of the Trust Agreement Dated November 1, 1998 With Glenn Nussdorf as Grantor, the Glenn Nussdorf 15 Year Grantor Retained Annuity Trust dated 11/2/98, the Trust Under Article 2 of the Trust Agreement Dated November 1, 1998 With Stephen Nussdorf as Grantor, and the Stephen Nussdorf 15 Year Grantor Retained Annuity Trust dated 11/2/98, together with schedule of Note amounts (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on April 19, 2012).

2.
Amended and Restated Subordination Agreement dated as of April 18, 2012, by and among the Nussdorf Trusts and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent for the Lenders under the Perfumania Holdings, Inc. Credit Agreement dated as of January 7, 2011 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on April 19, 2012).

S I G N A T U R E
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Date: April 27, 2012

By: /s/ Alfred R. Paliani, attorney-in-fact
Name: Glenn H. Nussdorf
By: Alfred R. Paliani, attorney-in-fact

By: /s/ Alfred R. Paliani, attorney-in-fact
Name: Stephen L. Nussdorf
By: Alfred R. Paliani, attorney-in-fact

By: /s/ Alfred R. Paliani, attorney-in-fact
Name: Lillian Ruth Nussdorf
By: Alfred R. Paliani, attorney-in-fact